UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

2nd Floor, 3 Orchard Place

London, SW1H 0BF United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On May 1, 2026, the Board appointed Cristina Levis as a Class I independent director and as a member of the Company’s Audit Committee. After graduating summa cum laude with a masters degree in finance from Ca' Foscari University of Venice, Ms. Levis started her career at a boutique financial services firm in Switzerland before joining Banca Finint in Italy and Luxembourg. At the end of 2011, she joined Silversea Cruises as Chief Business Development Officer and soon after also assumed the role of Managing Director of Silversea Expeditions. Since the beginning of 2019, Ms. Levis has worked for Heritage Group as head of the investment department. In May 2020 she also joined Abercrombie & Kent Travel Group as Vice Chairman, and in June 2022 she became CEO of the Group.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982, 333-289939 and 333-292677), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: May 1, 2026